



BENCHMARK
SECURITIES

February 25, 2016

Exemption Report

The Company has claimed an exemption from SEC Rule 15c3-3 based on provision (k)(2) (ii) of the rule, as the Company is an introducing broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and which promptly transmits all customer funds and securities to the clearing broker-dealer.

The Company met this exemption provision throughout the fiscal year ended December 31, 2015 without exception.

Daniel S. Yarbrough
Chief Financial Officer

250 S. Park Avenue, Suite 380 | Winter Park, FL 32789 | P: (407) 960-2700 | F: (407) 960-2675